UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Affinity Gaming

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Stephen C. Jacobs

Chief Operating Officer and General Counsel

Spectrum Group Management LLC

1250 Broadway, 19th Floor

New York, NY 10001

(212) 687-9555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not applicable

1	Names of Reporting Persons. Spectrum Group Management LLC I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 2,003,959
	9	Sole Dispositive Power
	10	Shared Dispositive Power 2,003,959
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,003,959
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. Not Applicable

1	Names of Reporting Persons. Jeffrey A. Schaffer I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 2,003,959
	9	Sole Dispositive Power
	10	Shared Dispositive Power 2,003,959
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,003,959
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on June 6, 2013, as amended on October 15, 2013 and December 5, 2013, relating to the common stock, $0.001 par value (the “Common Stock”) of Affinity Gaming, a Nevada corporation (the “Issuer”). The address of the executive offices of the Issuer is 3755 Breakthrough Way, Suite 300, Las Vegas, Nevada, 89135.

This Amendment No. 3 is being filed by Spectrum Group Management LLC (the “Management Company”) and Mr. Jeffrey A. Schaffer (“Mr. Schaffer” and together with the Management Company, the “Reporting Persons”).

Certain terms used but not defined in this Amendment No. 3 have the meanings assigned thereto in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D, as amended. The Schedule 13D is hereby amended and supplemented by this Amendment No. 3 as follows:

Item 4.	Purpose of Transaction

On July 28, 2014, the Issuer, Z Capital and certain of its affiliates (the “Z Capital Holders”) and SPH Manager, LLC consummated negotiations of, and entered into, a settlement agreement (the “Settlement Agreement”), to which the Management Company and certain other investors (“Other Holders,” as defined in the Settlement Agreement) have agreed to join as parties (such Other Holders (except the Management Company), together with the SPH Manager, LLC and Z Capital Holders, the “Other Reporting Persons”). Pursuant to the Settlement Agreement, (1) the Issuer’s board of directors will be reconstituted to include seven members, which will consist of the Issuer’s Chief Executive Officer, two members designated by the Z Capital Holders, two members designated by SPH Manager, LLC, and two members designated by the Other Holders (subject to the limitations and conditions set forth in the Settlement Agreement, including the ownership of a specified percentage of the outstanding Shares), and (2) the existing litigation between Z Capital and the Issuer (and certain of its directors) will be dismissed with prejudice. The Settlement Agreement also requires the stockholders party thereto to take all necessary action, including voting their Shares, to cause the election of the directors designated by the other stockholders (or group of stockholders) party thereto. As a result, the parties to the Settlement Agreement may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, and, for purposes of such section, the “group” may be deemed to beneficially own 16,772,539.4 Shares that are beneficially owned, in the aggregate, by the Reporting Persons and the Other Reporting Persons, as reported on the Schedule 13Ds to be filed by the Other Reporting Persons with the SEC on or near the date hereof (collectively, the “Other Reporting Persons’ Schedule 13D”). The 16,772,539.4 Shares beneficially owned by the group constitute approximately 82.9% of the outstanding Shares. The Reporting Persons disclaim beneficial ownership of any Shares beneficially owned by the Other Reporting Persons. The stockholders party to the Agreement dated May 29, 2013, as amended, and attached as Exhibit 99.2 to this Schedule 13D, waived any limitation under that Agreement to the execution of the Settlement Agreement and consented thereto. The Settlement Agreement, filed herewith as Exhibit 99.5, is incorporated herein by reference and the foregoing description of the Settlement Agreement is qualified in its entirety by the full text of the Settlement Agreement.

Item 5.	Interest in Securities of the Issuer.

The information contained in rows, 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 3 is hereby incorporated herein by reference.

(a) As a result of the matters described in Item 4 above, the Reporting Persons and the Other Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act. As reported on the Other Reporting Persons’ Schedule 13D, the Other Reporting Persons beneficially own 14,768,580.4 Shares, which constitutes approximately 73.0% of the outstanding Shares. Together with the Shares beneficially owned by the Reporting Persons, such group may be deemed, for purposes of Section 13(d)(3) of the Exchange Act, to beneficially own the 16,772,539.4 Shares that are beneficially owned, in the aggregate, by the Reporting Persons and the Other Reporting Persons, constituting approximately 82.9% of the outstanding Shares.

(b) As a result of the matters described in Item 4 above, each of the Reporting Persons may be deemed to share the power to vote or to direct the vote of the 16,772,539.4 Shares that are beneficially owned, in the aggregate, by the group consisting of the Reporting Persons and the Other Reporting Persons, and therefore, the Reporting Persons could be deemed to beneficially own such Shares. The Reporting Persons disclaim beneficial ownership of any Shares beneficially owned by the Other Reporting Persons.

Item 6.	Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Amendment No. 3 is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

99.5	Settlement Agreement, dated as of July 28, 2014 (incorporated by reference to Exhibit 99.13 to the Schedule 13D/A filed by Z Capital Partners, L.L.C. on July 30, 2014)

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Date: July 31, 2014

SPECTRUM GROUP MANAGEMENT LLC

/s/ Jeffrey A. Schaffer
Name:	Jeffrey A. Schaffer
Title:	Managing Member

JEFFREY A. SCHAFFER

/s/ Jeffrey A. Schaffer